Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-226611) of our reports dated February 26, 2020, with respect to the consolidated statement of financial position as of December 31, 2019, the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated cash flows statement for the year ended December 31, 2019, and the related notes, of Atlantica Yield plc, and the effectiveness of Atlantica Yield plc’s internal control over financial reporting included in its Annual Report (Form 20-F) as of December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, S.L.

Madrid, Spain
February 27, 2020